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Pricing Supplement dated January 7, 2005 		         Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and			    File No. 333-113680
Prospectus Supplement dated April 2, 2004)

			TOYOTA MOTOR CREDIT CORPORATION

		   Medium-Term Note, Series B - Floating Rate
		       Consumer Price Index Linked Notes
________________________________________________________________________________

Principal Amount: $38,500,000		   Trade Date: January 7, 2005
Issue Price: See "Additional Terms of      Original Issue Date: January 18, 2005
    the Notes - Plan of Distribution"	   Net Proceeds to Issuer:  $38,500,000
Initial Interest Rate: 5.023%		   Principal's Discount
Interest Payment Period: Monthly 		or Commission: 0.0%
Stated Maturity Date: January 18, 2015
________________________________________________________________________________

Calculation Agent: Bear, Stearns & Co. Inc.
Interest Calculation:
   [ ] Regular Floating Rate Note 	       [ ] Floating Rate/Fixed Rate Note
   [ ] Inverse Floating Rate Note 		    (Fixed Rate Commencement
	 (Fixed Interest Rate): 		     Date):
   [X] Other Floating Rate Note 		    (Fixed Interest Rate):
	 See "Additional Terms of the
	 Notes - Calculation of the Interest
	 Rate for the Notes"

   Interest Rate Basis: [ ] CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
	 [ ] Eleventh District Cost of Funds Rate 	[ ] Federal Funds Rate
	 [ ] LIBOR 	[ ] Treasury Rate 	[X] Other (see attached)
			    If LIBOR, Designated LIBOR Page: [ ] Reuters Page:
						    [ ] Telerate Page:

   Initial Interest Reset Date: February 18, 	    Spread (+/-): N/A
	2005					    Spread Multiplier: N/A
   Interest Rate Reset Period: Monthly		    Maximum Interest Rate: N/A
   Interest Reset Dates: At the beginning of 	    Minimum Interest Rate: 0.0%
     each Interest Rate Reset Period on the 	      per year for each Interest
     18th calendar day of each month, 		      Payment Period
     commencing February 18, 2005 		    Index Maturity: N/A
   Interest Payment Dates: At the end of each 	    Index Currency: U.S. dollars
     Interest Period on the 18th calendar day
     of each month, commencing February 18,
     2005
   Interest Determination Date: 5th Business
     Day preceding the applicable Interest Reset
     Date, beginning with the February 18, 2005
     Interest Reset Date

Day Count Convention:
   [X]  30/360 for the period from January 18, 2005  to  January 18, 2015
   [ ]  Actual/365 for the period 			  to
   [ ]  Actual/Actual from 				 	  to

Redemption:
   [X]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [ ]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: N/A
        Initial Redemption Percentage: N/A
        Annual Redemption Percentage Reduction: N/A

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Currency:
      Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
      Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:	[ ]  Yes			[X] No
	Total Amount of OID:
	Yield to Maturity:
	Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated


Investing in the Notes involves a number of risks. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, see
"Additional Terms of the Notes - Additional Risk Factors" below.

			____________________

		      BEAR, STEARNS & CO. INC.

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		    ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes

The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes beginning on and after February 18, 2005, will be the rate determined as of the applicable Interest
Determination Date pursuant to the following formula:
		[(CPIt-CPIt-12) / CPIt-12] + 1.50%
   Where:
	    CPIt = Current Index Level of CPI (as defined below) and
	    CPIt-12 = Index Level of CPI 12 months prior to CPIt

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement. The interest rate for the Notes during the period beginning January 18, 2005 to but excluding February 18, 2005 will be the Initial Interest Rate, a fixed rate of 5.023% per annum.

CPIt for each Interest Reset Date is the CPI for the second calendar month prior to the calendar month in which such Interest Reset Date occurs, as published and reported, as described below, in the first calendar month prior to the calendar month in which such Interest Reset Date occurs or as otherwise determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including February 18, 2005 to and including March 17,
2005, CPIt will be the CPI for December 2004 and CPIt-12 will be the CPI for December 2003. The CPI for December 2004 will be published by BLS (as defined below) and reported on Bloomberg Ticker CPURNSA in January 2005 and the CPI for December 2003 was published and reported in January 2004.

As used herein, "Interest Period" shall be each monthly period from and including the previous Interest Reset Date (except for the first Interest
Period, which shall be from and including the Original Issue Date) to but excluding the next succeeding Interest Reset Date (except for the last Interest
Period, which shall be to but excluding the Stated Maturity Date).

Consumer Price Index

The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All
Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg Ticker CPURNSA or any successor service, provided, that in certaincircumstances the CPI may be determined otherwise by the U.S.
Treasury or the Calculation Agent as described below. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges fordoctors and dentists services, and drugs.
In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed inrelative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average. For example, with respect to any date of measurement, an increase in a particular month is generally published by BLS during the last two weeks of the following month.
From time to time, the base reference period is changed by the BLS, or "rebased," to a more recent base reference period.

The following table sets forth the CPI from January 1998 to November 2004, as published by the BLS and reported on Bloomberg Ticker CPURNSA:

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	Month		2004	2003	2002	2001	2000	1999	1998
	-----		----	----	----	----	----	----	----
	January		185.2	181.7	177.1	175.1	168.8	164.3	161.6
	February	186.2	183.1	177.8	175.8	169.8	164.5	161.9
	March		187.4	184.2	178.8	176.2	171.2	165.0	162.2
	April		188.0	183.8	179.8	176.9	171.3	166.2	162.5
	May		189.1	183.5	179.8	177.7	171.5	166.2	162.8
	June		189.7	183.7	179.9	178.0	172.4	166.2	163.0
	July		189.4	183.9	180.1	177.5	172.8	166.7	163.2
	August		189.5	184.6	180.7	177.5	172.8	167.1	163.4
	September	189.9	185.2	181.0	178.3	173.7	167.9	163.6
	October		190.9	185.0	181.3	177.7	174.0	168.2	164.0
	November	191.0	184.5	181.3	177.4	174.1	168.3	164.0
	December	 --	184.3	180.9	176.7	174.0	168.3	168.3


As stated in Risk Factors below, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.

If the CPI is not reported on Bloomberg Ticker CPURNSA for a particular month by 3:00 PM on an Interest Determination Date, but has otherwise been published by the BLS, Bear, Stearns & Co. Inc., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate, and such determination will be final and binding upon all Noteholders.

Additional Provisions Relating to CPI

If a previously reported CPI is revised by the U.S. Department of Labor, the Calculation Agent will continue to use the previously reported, non-revised CPI in calculating interest for the Notes, provided, however, that if such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent) the Calculation Agent shall use the revised CPI, even if such value has been adjusted from a prior reported value for the relevant month. If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.
If the CPI for a particular month is not reported by the last day of the following month, the U.S. Treasury has indicated that it will announce an index number based on the last twelve month change in the CPI available (the "Substitute Index Number"). Any calculations that rely on that month's CPI will be based on the Substitute Index Number. For example, if the CPI for a month M("m") is not reported timely, the formula for calculating the Substitute Index Number to be used is:

		CPIm-1 x {[(CPIm-1)/(CPIm-13)] ^1/12}

Generalizing for the last reported CPI issued N months ("n") prior to month M("m") (where m equals the current month):

		CPIm-n x {[(CPIm-n)/(CPIm-n-12)] ^n/12}

If it is necessary to use these formulas to calculate an index number, it will be used for all subsequent calculations that rely on that month's index number and will not be replaced by the actual CPI when it is reported, except for use in the above formulas. When it becomes necessary to use the above formulas to derive an index number, the last CPI that has been reported will be used to calculate CPI numbers for months for which the CPI has not been reported timely. In the event that the Secretary of the U.S. Treasury has not announced a Substitute Index Number pursuant to the immediately preceding paragraph, the Calculation Agent will determine the Substitute Index Number based on the formula set forth above, and such determination will be final and binding upon all Noteholders.

If the U.S. Treasury announces a Substitute Index and Methodology (as defined below) for determining the CPI while an inflation-indexed security issued by the United States Treasury (a "Treasury Inflation-Protection Security") is outstanding, Inflation will be calculated based on such Substitute Index and Methodology. The U.S. Treasury has announced that if, while a Treasury Inflation-Protection Security is outstanding, the applicable CPI is (i) discontinued, (ii) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities, or (iii) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities (each, a "Material Alteration"), then, after consulting with the BLS (or any successor agency), the U.S. Treasury will substitute an appropriate alternative index and will notify the public of the substitute index and how it will be applied. Any substitute index substituted by the U.S. Treasury with respect to Treasury Inflation-Protection Securities, whether for the reasons and in the manner set forth above or otherwise, is referred to herein as a "Substitute Index and Methodology." Determinations of the U.S. Treasury of any Substitute Index and Methodology will be final and binding upon all Noteholders, and determinations of the Calculation Agent of Inflation utilizing the Substitute Index and Methodology will be final and binding upon all Noteholders.

The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the BLS to the CPI to improve its accuracy as a measure of the cost of living would not be considered a fundamental change. Technical changes include, but are not limited to, changes in (i) the specific terms (e.g., apples or major appliances) to be priced for the CPI, (ii) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item sub-strata), (iii) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata), and (iv) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the BLS include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

For any date on which CPIt and CPIt-12 are determined, if (i) while a Treasury Inflation-Protection Security that requires a determination of the CPI for such Interest Payment Date (the "Reference TIP") is outstanding, the U.S. Treasury has announced that a Material Alteration has occurred but has not notified the public of a Substitute Index and Methodology, or (ii) a Reference TIP is not outstanding, and in the judgment of the Calculation Agent the CPI is (x) discontinued, (y) fundamentally altered in a manner materially adverse to the interests of an investor in the Notes or (z) altered by legislation or executive order in a manner materially adverse to the interests of an investor in the Notes, then the Calculation Agent will substitute an appropriate alternative index and will determine how it will be applied, which alternative index, in the judgment of the Calculation Agent, will result in interest payments that are substantially the same as those that would have been calculated utilizing the methodology for determining the CPI applicable on the Trade Date. Determinations of the Calculation Agent in this regard will be final and binding upon all Noteholders.

Rounding

All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater
(e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656)
and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)).
All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater
(e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and
9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

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Minimum Denomination and Increments

The Notes shall have a minimum denomination and minimum increments of $50,000.


RISK FACTORS
Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary floating rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are also subject to other special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE NOTES ARE TMCC SECURITIES  	The Notes are issued by TMCC and are subject to
AND ARE NOT OBLIGATIONS OF  	all of the risks of an investment therein.
THE U.S. GOVERNMENT		The Notes rank pari passu with all other
				unsecured and unsubordinated debt of TMCC.
				Although the Notes are based, with some
				modifications, on Treasury Inflation-Protection
				Securities issued by the U.S. Department of the Treasury, the Notes are not issued by, obligations of or guaranteed by the U.S.
				Government or any entity other than TMCC.

ON AND AFTER FEBRUARY 18, 	Interest payable on the notes on and after
2005, THE INTEREST RATE ON 	February 18, 2005 is linked to changes in the
THE NOTES MAY, IN SOME CASES, 	level of the CPI during twelve-month measurement
BE  ZERO.			periods.

				If the CPI decreases during a relevant
				measurement period, which is likely to occur when there is deflation, owners of the Notes may receive interest payments for that interest period equal to the minimum interest rate, which is 0.00%.

ON AND AFTER FEBRUARY 18, 	The interest rate on the Notes on and after
2005, THE INTEREST  RATE ON 	February 18, 2005, including the minimum
THE NOTES MAY BE BELOW THE 	interest rate, is below what we would currently
RATE OTHERWISE PAYABLE ON 	expect to pay as of the date of this pricing
SIMILAR FIXED OR FLOATING 	supplement if we issued non-callable senior
RATE DEBT SECURITIES ISSUED 	debt securities with a fixed or floating rate
BY US.				and similar maturity to that of the Notes.  Any
				interest payable in excess of the minimum interest rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above.

THE HISTORICAL LEVELS OF 	The historical levels of the CPI are not an
THE CPI ARE NOT AN 		indication of the future levels of the CPI
INDICATION OF THE FUTURE 	during the term of the Notes.  In the past, the
LEVELS OF THE CPI AND THOSE 	CPI has experienced periods of volatility,
LEVELS MAY CHANGE 		including on a monthly basis, and such
SUBSTANTIALLY.			volatility may occur in the future.
                                Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

                                Holders of the Notes will receive interest payments after February 18, 2005 that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

ON AND AFTER FEBRUARY 18,       The CPI is reported by the BLS, which is
2005, THE INTEREST RATE IS      a governmental entity.  For that reason, neither
BASED UPON THE CPI. THE         TMCC nor the Calculation Agent have any control
CPI IS REPORTED BY THE BLS      over the determination, calculation or
AND TMCC HAS NO CONTROL         publication of the CPI.  The CPI itself and
OVER ITS CALCULATIONS.          the way the BLS calculates the CPI may change
THE CPI ITSELF AND THE WAY      in the future, and there can be no assurance
THE BLS CALCULATES THE CPI      that the BLS will not change the method by
MAY CHANGE IN THE FUTURE        which it  calculates the CPI.
OR THE CPI MAY NO LONGER
BE PUBLISHED.  THESE FACTORS    The BLS has made many technical and
COULD AFFECT THE RETURN         methodological changes to the CPI over the last
ON, AND VALUE OF, THE NOTES.    25 years and it is likely to continue to do
                                so. Examples of recent methodological changes include:

                                   * The use of regression models to adjust for
                                     the quality, improvements in various goods
                                     (televisions, personal computers, etc.).

                                   * The introduction of geometric averages to
                                     account for consumer substitution within consumer price index categories.

                                   * Changing the housing/shelter formula to
                                     improve rental equivalence.

                                If the CPI is substantially altered (as
                                determined in the sole discretion of the Calculation Agent), a substitute index may be employed to calculate the interest payable on the Notes as described above.

                                Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the notes. Accordingly, the amount of interest, if any, payable on the Notes on and after February 18, 2005, and therefore the value of the notes, may be significantly reduced.

BECAUSE THE FORMULA FOR         Because the calculation of interest on the
CALCULATING INTEREST ON         notes is based on the CPI for the third-
THE NOTES IS BASED ON           preceding and fifteenth-preceding months, on
HISTORICAL CPI INFORMATION,     each interest payment date, the interest will
INTEREST PAYMENTS WILL          reflect a lag relative to the nominal inflation
REFLECT A LAG RELATIVE TO       rate  as of that interest payment date.  For
                                the same reason, subsequently published CPI values may have an impact on the market price of the notes, particularly during periods of rapid change in the CPI.

Plan of Distribution

Under the terms of and subject to the conditions of an Appointment Agreement dated January 7, 2005 and an Appointment Agreement Confirmation dated
January 7, 2005 (collectively, the "Agreement") between TMCC and Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear Stearns, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. Bear Stearns may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Bear Stearns. In connection with the sale of the Notes, Bear Stearns may be deemed to have received compensation from TMCC in the form of underwriting discounts.

Under the terms and conditions of the Agreement, Bear Stearns is committed to take and pay for all of the Notes offered hereby if any are taken.